SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES UNDER THE TRUST INDENTURE ACT OF 1939

ANTHONY CRANE RENTAL HOLDINGS, L.P.

ANTHONY CRANE HOLDINGS CAPITAL CORPORATION

(Name of Applicants)

800 Waterfront Drive

Pittsburgh, Pennsylvania 15222

(Address of Principal Executive Offices)

SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

TITLE OF CLASS	AMOUNT
13 3/8% Senior Discount Debentures Due 2009	$48,000,000 in principal amount at maturity

Approximate date of proposed public offering:     Upon completion of the Applicants’ Exchange Offer and Consent Solicitation (as each such term is defined herein), presently anticipated to be on or about April 11, 2003.

Name and address of agent for service:	With copies sent to:

Arthur J. Innamorato, Jr., President	Lance Balk, Esq.
c/o Maxim Crane Works	Kirkland & Ellis
800 Waterfront Drive	Citigroup Center
Pittsburgh, Pennsylvania 15222	153 East 53rd Street
New York, New York 10022

THE APPLICANTS HEREBY AMEND THIS APPLICATION FOR QUALIFICATION ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVENESS UNTIL: (I) THE TWENTIETH DAY AFTER THE FILING OF A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT IT SHALL SUPERSEDE THIS AMENDMENT; OR (II) SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 307(C) OF THE ACT, MAY DETERMINE UPON THE WRITTEN REQUEST OF THE APPLICANTS.

GENERAL

1.	General Information.

(a)	Form of organization: Anthony Crane Rental Holdings, L.P. is a limited partnership (“Holdings”). Anthony Crane Holdings Capital Corporation is a corporation (“Holdings Capital” and, together with Holdings, the “Applicants”).

(b)	States under the laws of which organized: Holdings is organized under the laws of the State of Pennsylvania. Holdings Capital is organized under the laws of the State of Delaware.

2.	Securities Act Exemption Applicable.

The Applicants are consummating an Exchange Offer and Consent Solicitation, as described in the offering memorandum attached hereto as Exhibit 3E, pursuant to which the Applicants will exchange each $1,000 face amount of their currently outstanding 13 3/8% Senior Discount Debentures Due 2009 (the “Old Debentures”) for a new issuance $1,000 face amount of 12 3/8% Senior Discount Debentures Due 2009 (“New Debentures”) (such exchange, to be known here in as the “Exchange Offer”). The New Debentures will be issued under an indenture, which is the subject of this application, to be entered into by and among the Applicants and U.S. Bank National Association, as trustee (the “New Debenture Indenture”). A copy of the New Debenture Indenture is attached hereto as Exhibit 3C.

In connection with the Exchange Offer, the Applicants are seeking consents (the “Consent Solicitation”) to amend that certain indenture dated as of July 22, 1998 by and between the Applicants and U.S. Bank National Association, as successor trustee, pursuant to which the Old Debentures were issued (the “Old Debenture Indenture”). Pursuant to the Consent Solicitation, the Old Debenture Indenture would be amended to remove substantially all the covenants from the Old Debenture Indenture and certain defaults or events of default under the Old Debenture Indenture.

The New Debentures and the New Debenture Indenture will differ from the Old Debentures and the Old Debenture Indenture in a number of ways. The interest on the New Debentures accruing through and including the February 1, 2004 interest payment date will not be paid in cash, but will accrete as additional principal at a rate of 16 3/8% per annum. All interest accruing on the New Debentures for periods after February 1, 2004 will be payable in cash on each interest payment date, beginning on August 1, 2004, at a rate of 12 3/8% per annum. Additional principal, representing the amount that would have accreted on the Old Debentures for the six month period ended February 1, 2003 had the rate on the Old Debentures been 16 3/8% per annum rather than 13 3/8% per annum, will be added to the New Debentures. The maturity date on the New Debentures will be shortened six months to February 1, 2009. Also, the definition of “Permitted Indebtedness” in the Incurrence of Indebtedness and Issuance of Preferred Stock covenants under the New Debenture Indenture will be modified to allow the incurrence, without regard to our fixed charge coverage ratio, of debt under our credit facilities in an amount not to exceed the aggregate amount of any and all obligations now or hereafter arising under our credit facilities. For a complete description of the differences between our Old Debentures and New Debentures, please see the Offering Memorandum attached hereto as Exhibit 3E.

Holdings owns 99% of the outstanding partnership interests of Anthony Crane Rental, L.P. (“Rental”). Rental, together with its wholly owned subsidiary Anthony Crane Capital Corporation (“Crane Capital”), currently have outstanding $155,000,000 principal amount of 10?% Senior Notes due 2008 (the “Old Notes”). Concurrently with the Exchange Offer and Consent Solicitation with respect to the Old Debentures discussed above, Rental and Crane Capital shall also consummate an exchange offer and consent solicitation, on substantially the same terms as the Exchange Offer and Consent Solicitation, for the Old Notes.

There have not been, and there are not to be, any sales of securities of the same class by the Applicants or by or through an underwriter at or about the same time as the Exchange Offer and Consent Solicitation.

The Applicants believe that the issuance of the New Debentures is exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”) pursuant to Section 3(a)(9) of the Securities Act, as an exchange by the Applicants with their existing security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange. To the extent that Section 3(a)(9) does not exempt from registration the issuance of the New Debentures, the Applicants are also relying upon Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

In connection with the restructuring of the debt of the Applicants, the Applicants have retained CIBC World Markets Corp. to provide financial restructuring advice.

The Applicants have not made and will not make any cash payment to any holder of Old Debentures.

AFFILIATIONS

3.	Affiliates.

See Item 4 for “Directors and Executive Officers” of the Applicants, each of whom may be deemed to be affiliates of the Applicants by virtue of their position, and Item 5 for owners of more than 10% of the Applicants’ voting securities, who may be deemed affiliates of the Applicants by virtue of their unit ownership.

MANAGEMENT AND CONTROL

4.	Directors and Executive Officers.

(a)	Current Directors and Executive Officers: The following tables set for the names of, and offices held by, all current executive officers and directors (as defined in Sections 303(5) and 303(6) of the Trust Indenture Act) of the Applicants. The mailing address for each director and executive officer is c/o Maxim Crane Works, 800 Waterfront Drive, Pittsburgh, Pennsylvania 15222.

Holdings

Name	Position
Albert C. Bove	Chief Executive Officer of ACR Management, L.L.C.
Arthur J. Innamorato, Jr.	President of ACR Management, L.L.C.
Christopher B. Anderson	Vice President-Finance of ACR Management, L.L.C.
Ronald M. Marmo	Vice President-Administration of ACR Management, L.L.C.
N. Joseph F. Vaccarello	Vice President and Secretary of ACR Management, L.L.C.
Harold E. Jones	Assistant Secretary of ACR Management, L.L.C.
Mark R. Marmo	Assistant Secretary of ACR Management, L.L.C.
Richard G. Minter, III	Assistant Secretary of ACR Management, L.L.C.
Joseph A. Keefe	Assistant Secretary of ACR Management, L.L.C.
Joseph M. Connelly	Assistant Secretary of ACR Management, L.L.C.
Paul Edgerley	Member of the Board of ACR Management, L.L.C.
Robert C. Gay	Member of the Board of ACR Management, L.L.C.
Stephen M. Zide	Member of the Board of ACR Management, L.L.C.
Brian S. Murphy	Member of the Board of ACR Management, L.L.C.
James E. Haas	Member of the Board of ACR Management, L.L.C.

Wayne Carlisle	Member of the Board of ACR Management, L.L.C.
Eric Anthony	Member of the Board of ACR Management, L.L.C.

Holdings Capital
Name	Position
Albert Bove	Chief Executive Officer, Director
Arthur J. Innamorato, Jr.	President, Director
Ronald M. Marmo	Vice President-Administration
N. Joseph Vaccarello	Vice President and Secretary
Christopher B. Anderson	Vice President-Finance

5.	Principal Owners of Voting Securities.

The following table sets forth information for persons who own more than 10% of Holdings’ voting securities as of March 3, 2003:

NAME AND ADDRESS OF BENEFICIAL OWNER	NUMBER OF COMMON PARTNERSHIP INTERESTS ON A FULLY DILUTED BASIS	PERCENTAGE OF COMMON PARTNERSHIP INTERESTS ON A FULLY DILUTED BASIS
Bain/ACR, L.L.C.(1) c/o Bain Capital, Inc. Two Copley Place Boston, MA 02116	3,203,979.26	71.2%

Anthony Iron and Metal Company(2) c/o Dallas Holdings One Allegheny Airport West Mifflin, PA 15122	794,318.29	17.7%

Ray G. Anthony c/o Dallas Holdings One Allegheny Airport West Mifflin, PA 15122	794,318.24	17.7%

(1)	The limited liability company units of Bain/ACR, L.L.C. are held by Bain Capital Fund VI, L.P., BCIP Trust Associates II, BCIP Trust Associates II-B, BCIP Associates II, BCIP Associates U-B, BCIP Associates II-C and certain unrelated entities. Paul Edgerley, Robert C. Gay, Stephen M. Zide and Brian S. Murphy are affiliated with the aforementioned entities and may be deemed to beneficially own units held by entities in which they have an interest and, accordingly, to beneficially own the common partnership interests of Holdings held by such entities.

(2)	Mr. Anthony is an indirect owner of Anthony Iron and Metal Company (“AIM”). Accordingly, Mr. Anthony may be deemed to beneficially own interests owned by AIM. Mr. Anthony is the uncle of Eric Anthony, a member of the Board of Directors of Holdings.

Holdings Capital is a wholly owned subsidiary of Holdings.

UNDERWRITERS

6.	Underwriters.

(a)	Not applicable.

(b)	Not applicable.

CAPITALIZATION

7.	Capitalization.

(a)	The outstanding partnership units of Holdings as of March 14, 2003 were as follows:

Title of Partnership Units	Units Authorized	Units Outstanding
Class L Common Partnership Units	449,784.86	449,784.86
Class A Common Partnership Units	4,048,113.73	4,048,113.73
Class B Common Partnership Units	250,312.56	250,312.56
Class C Common Partnership Units	250,312.56	250,312.56
Class A Preferred Partnership Units	22,500,000.00	22,500,000.00
Class B Preferred Partnership Units	20,000,000.00	20,000,000.00

The outstanding shares of capital stock of Holdings Capital as of March 14, 2003 were as follows:

Title of Capital Stock	Shares Authorized	Shares Outstanding
Common	1,000	1,000

(b)	ACR Management, L.L.C., as general partner of Holdings, conducts, directs and exercises full control over all activities of Holdings. However, limited partners have voting rights equivalent to their respective economic interests and, through a majority vote, can remove ACR Management, L.L.C. as the general partner.

The shares of common stock of Holdings Capital are each entitled to one vote per share.

8.	Analysis of Indenture Provisions.

The New Debentures will be subject to the New Debenture Indenture. The following is a general description of certain provisions of the New Note Indenture, and the description is qualified in its entirety by reference to the form of Indenture filed as Exhibit 3C herewith. Capitalized terms used below and not defined herein have the meanings ascribed to them in the New Debenture Indenture.

A.	PAYMENT OF INTEREST AND PRINCIPAL

The Issuers shall pay or cause to be paid the principal of, premium, if any, and interest on the Debentures on the dates and in the manner provided in the Debentures. Principal, premium, if any, and interest shall be considered paid on the date due if the Paying Agent, if other than Holdings or a Subsidiary thereof, holds as of 10:00 a.m. Eastern Time on the due date money deposited by the Issuers in immediately available funds and designated for and sufficient to pay all principal, premium, if any, and interest then due.

The Issuers shall pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue principal at the rate equal to 1% per annum in excess of the then applicable interest rate on the Debentures to the extent lawful; it shall pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue installments of interest (without regard to any applicable grace period) at the same rate to the extent lawful.

B.	EVENTS OF DEFAULT; WITHHOLDING OF NOTICE

The Indenture provides that each of the following constitutes an Event of Default: (a) default for 30 days in the payment when due of interest on the New Debentures; (b) default in payment when due of the principal of or premium, if any, on the New Debentures (whether by redemption or otherwise, including the failure to make a payment to purchase New Debenture tendered pursuant to a Change of Control Offer or a New Proceeds Offer); (c) failure by Holdings or any of its Restricted Subsidiaries to comply with certain covenants included in the New Debenture Indenture; (d) failure by Holdings for 30 days after notice from the Holders of at least 25% of the outstanding principal amount of the New Debentures to comply with any of its other agreements or covenants in the Indenture; (e) Holdings fails to pay at final stated maturity the principal amount of any Indebtedness of Holdings or any Restricted Subsidiary, which failure continues for at least 10 days, or the acceleration of the maturity of any Indebtedness which acceleration remains uncured for at least 10 days, the aggregate principal amount of all such defaulted Indebtedness aggregates $10.0 million or more at any time; (f) failure by the Applicants or any of their Significant Subsidiaries to pay final judgments aggregating in excess of $10.0 million, which judgments are not paid, discharged or stayed for a period of 60 days; and (g) certain events of bankruptcy or insolvency with respect to Holdings or any of its Significant Subsidiaries.

If any Event of Default (other than as set forth in (g) above) occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding New Debentures may declare all such New Debentures to be due and payable immediately by notice in writing to the Applicants and the Trustee specifying the respective Event of Default and that such notice is a “notice of acceleration.” Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency with respect to Holdings, any Significant Subsidiary or any group of Subsidiaries that, taken together, would constitute a Significant Subsidiary, all outstanding New Debentures will become due and payable without further action or notice.

At any time after a declaration of acceleration with respect to the Debentures as described in the preceding paragraph, the Holders of a majority in principal amount of New Debentures may rescind and cancel such declaration and its consequences (a) if the rescission would not conflict with any judgment or decree, (b) if all existing Events of Default have been cured or waived except nonpayment of principal of interest that has become due solely because of the acceleration, (c) to the extent the payment of such interest is lawful, interest on overdue installments of interest and overdue principal, which has become due otherwise than by such declaration of acceleration, has been paid, (d) if the Applicants have paid the Trustee its reasonable compensation an reimbursed the Trustee for its expenses, disbursements and advances and (e) in the event of the cure or waiver of an Event of Default of the type described in clause (f) of the description above of Events of Default, the Trustee shall have received an officers’ certificate and an opinion of counsel that such Event of Default has been cured or waived. The holders a majority in principal amount of New Debentures may waive any existing Default or Event of Default under this Indenture, and it consequences, except a default in the payment of the principal of or interest on any New Debentures.

In the case of any Event of Default occurring by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Applicants with the intention of avoiding payment of the premium that the Applicants would have had to pay if the Applicants had elected to exercise their rights of optional redemption of the New Debentures pursuant to the New Debenture Indenture, an equivalent premium shall also become and be immediately due and payable to the extent permitted by law upon the acceleration of the Debentures. If an Event of Default occurs prior to August 1, 2003 by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Applicants with the intention of avoiding the prohibition on redemption of the New Debentures prior to August 1, 2003, then the premium set forth in the New Debenture Indenture for each of the years beginning on August 1 of such year shall also become immediately due and payable to the extent permitted by law upon the acceleration of the New Debentures.

C.	AUTHENTICATION AND DELIVERY OF THE NEW DEBENTURES UNDER THE NEW DEBENTURE INDENTURE AND APPLICATION OF PROCEEDS THEREOF.

The New Debentures may be executed on behalf of the Applicants by any two of the following Officers of the Applicants: Chairman of the Board, the Chief Executive Officer, the President, the Chief Operating Officer, the Chief Financial Officer, the Treasurer, any Assistant Treasurer, the Controller, the Secretary or any Vice President of the Applicants. If an officer whose signature is on a New Debenture no longer holds that office at the time a New Debenture is authenticated, the New Debenture shall nevertheless be valid. A New Debenture shall not be valid until authenticated by the manual signature of the Trustee. The signature shall be conclusive evidence that the New Debenture has been authenticated under the Indenture.

The Trustee shall, upon a written order of the Applicants signed by two Officers authenticate New Debentures for original issue up to the aggregate principal amount stated in paragraph 4 of the New Debentures. The aggregate principal amount of New Debentures outstanding at any time may not exceed such amount such as provided in the New Debenture Indenture.

The Trustee may appoint an authenticating agent acceptable to the Applicants to authenticate New Debentures. An authenticating agent may authenticate New Debentures whenever the Trustee may do so. Each reference in the New Debenture Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as an Agent, as defined in the New Debenture Indenture, to deal with Holders or affiliates of the Applicants.

The Applicants will not receive any proceeds from the issuance of the New Debentures.

D.	RELEASE AND SUBSTITUTION OF PROPERTY SUBJECT TO THE LIEN OF THE INDENTURE.

The New Debentures will be senior, unsecured obligations of the Applicants.

E.	SATISFACTION AND DISCHARGE

Legal Defeasance and Covenant Defeasance

The Applicants may, at their option and at any time, elect to have all of their obligations discharged with respect to the outstanding New Debentures (“Legal Defeasance”) except for (a) the rights of Holders of outstanding New Debentures to receive payments in respect of the principal of, premium, if any, and interest on such New Debentures when such payments are due from the trust referred to below, (b) the Applicant’s obligations with respect to the New Debentures concerning issuing temporary New Debentures, registration of New Debentures, mutilated, destroyed, lost or stolen New Debentures and the maintenance of an office or agency for payment and money for security payments held in trust, (c) the rights, powers, trusts, duties and immunities of the Trustee, and the Applicant’s obligations in connection therewith, and (d) the Legal Defeasance provisions of the New Debenture Indenture. In addition, the Applicants may, at their option and at any time, elect to have the obligations of the Applicants released with respect to certain covenants that are described in the New Debenture Indenture (“Covenant Defeasance”) and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the New Debentures. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) will no longer constitute an Event of Default with respect to the New Debentures.

In order to exercise either Legal Defeasance or Covenant Defeasance, (a) the Applicants must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the New Debentures, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, interest and liquidated damages on the outstanding New Debentures on the stated date for payment thereof or on the applicable redemption date, as the case may be, and the Applicants must specify whether the New Debentures are being defeased to maturity or to a particular redemption date; (b) in the case of Legal Defeasance, the Applicants shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that (1) the Applicants have received from, or there has been published by, the Internal Revenue Service a ruling or (2) since the date of the New Debenture Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders of the outstanding New Debentures will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred; (3) in the case of Covenant Defeasance, the Applicants shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the Holders of the outstanding New Debentures will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; (4) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied against such deposit) at any time in the period ending on the 91st day after the deposit; (5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (including the New Debenture Indenture and the senior credit facilities) to which the Applicants or any of its Subsidiaries is a party or by which the Applicants or any of its Subsidiaries are bound; (6) the Applicants must have delivered to the Trustee an Opinion of Counsel to the effect that as of the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally; (7) the Applicants must deliver to the Trustee an officers’ certificate stating that the deposit was not made by the Applicants with the intent of preferring the Holders of New Debentures over the other creditors of the Applicants with the intent of defeating, hindering, delaying or defrauding creditors of the Applicants or others; and (8) the Applicants must deliver to the Trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent provided for relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

F.	EVIDENCE REQUIRED TO BE FURNISHED BY THE APPLICANTS TO THE TRUSTEE AS TO COMPLIANCE WITH THE CONDITIONS AND COVENANTS PROVIDED FOR IN THE NEW DEBENTURE INDENTURE.

Holdings will deliver to the Trustee within 90 days after the end of each fiscal year, an officers’ certificate stating that a review of the activities of Holdings and its Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officers with a view to determining whether Holdings has kept, observed, performed and fulfilled its obligations under the New Debenture Indenture, and further stating, as to each such Officer signing such certificate, that to the best of his or her knowledge Holdings has kept, observed, performed and fulfilled each and every covenant contained in the New Debenture Indenture and is not in default in the performance or observance of any of the terms, provisions and conditions of the New Debenture Indenture (or, if a Default or Event of Default shall have occurred, describing all such Defaults or Events of Default of which he or she may have knowledge and what action Holdings is taking or proposes to take with respect thereto) and that to the best of his or her knowledge no event has occurred and remains in existence by reason of which payments on account of the principal of or interest, if any, on the New Debentures is prohibited or if such event has occurred, a description of the event and what action Holdings is taking or proposes to take with respect thereto.

9.	Other Obligors.

There are no other obligors under this Application other than the Applicants.

Contents of Application for Qualification. This application for qualification comprises:

(a)	Pages numbered 1 to 9 consecutively.

(b)	The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of the trustee:

Exhibit Number	Exhibit Name
Exhibit 3A(1)	Certificate of limited partnership of Holdings incorporated by reference to Exhibits 3.1 of Holdings’ Registration Statement on Form S-4, as amended (Reg. No. 333-65003)
Exhibit 3A(2)	Amended and Restated Agreement of Limited Partnership of Holdings incorporated by reference to Exhibit 3.2 of Holdings’ Registration Statement on Form S-4, as amended (Reg. No. 333-65003)
Exhibit 3A(3)	Certificate of Incorporation of Holdings Capital incorporated by reference to Exhibit 3.3 of Holdings’ Registration Statement on Form S-4, as amended (Reg. No. 333-65003)
Exhibit 3B	By-laws of Holdings Capital incorporated by reference to Exhibit 3.4 of Holdings’ Registration Statement on Form S-4, as amended (Reg. No. 333-65003)
Exhibit 3C	Form of New Debenture Indenture governing the New Debentures
Exhibit 3E	Offering Memorandum delivered to the holders of the Old Debentures in connection with the Exchange Offer and Consent Solicitation*
Exhibit 3F	Cross reference sheet showing the location in the New Debenture Indenture of the provisions therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act
Exhibit 25.1	Form T-1 qualifying U.S. Bank National Association as Trustee under the New Debenture Indenture

*	To be filed by amendment.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, Anthony Crane Rental Holdings, L.P., a limited partnership organized and existing under the laws of the State of Pennsylvania and Anthony Crane Holdings Capital Corporation, a corporation organized and existing under the laws of the State of Delaware have duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Pittsburgh, and State of Pennsylvania, on the 14th day of March, 2003.

ANTHONY CRANE RENTAL HOLDINGS, L.P.

By: ACR Management, L.L.C., its General Partner

By:	/S/ ARTHUR J. INNAMORATO, JR.
Name: Arthur J. Innamorato, Jr.
Title: President

ANTHONY CRANE HOLDINGS CAPITAL CORPORATION

By:	/S/ ARTHUR J. INNAMORATO, JR.
Name: Arthur J. Innamorato, Jr. Title: President